CAPITAL GROWTH MORTGAGE INVESTORS, L.P.

   September 9, 1996

   Dear Unitholder:

   Once again we are writing because shortly you will be receiving, if you have not already, materials describing an unsolicited partial tender offer (the "Cal Kan Offer") being made for your depositary units of limited partnership interest ("Units") of Capital Growth Mortgage Investors, L.P. (the "Partnership") at $2.10 per Unit by Cal Kan, Inc. and numerous other parties (the "Bidders"). You should also have already received materials describing an additional unsolicited partial tender offer for your Units which was commenced by Hawthorne Investors, L.L.C. that was also at $2.10 per Unit.

   WHY, ALL OF A SUDDEN, DO SO MANY SOPHISTICATED INVESTORS WANT TO PURCHASE YOUR UNITS FOR $2.10? THE ANSWER IS RELATIVELY SIMPLE:
   THEY WANT TO PROFIT SIGNIFICANTLY FROM THEIR OWNERSHIP OF YOUR UNITS. AS DISCUSSED BELOW, THE PARTNERSHIP'S ESTIMATE OF THE LIQUIDATION VALUE OF YOUR UNITS IS IN EXCESS OF $5 PER UNIT.

   The reasons that would allow them to profit from their ownership of your Units are straightforward: The two remaining mortgages which the Partnership owns both mature within the next four months; the properties which secure such mortgages currently are for sale; one of the properties is performing at record levels and the Partnership's financial statements currently do not reflect any net asset value for the mortgage secured by such property.

   Attached is the Partnership's response to the Cal Kan Offer which has been filed with the Securities and Exchange Commission and is being mailed to all Unitholders. While we suggest you read the attached
   Schedule 14D-9 (the "Response") in its entirety, you should be aware that Item 4 of the Response sets forth the recommendation of the Partnership with respect to the Cal Kan Offer and the background and reasons for the position taken by the Partnership.

   THE PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, DETERMINED THAT THE CAL KAN OFFER IS GROSSLY INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND THE PARTNERSHIP STRONGLY RECOMMENDS THAT UNITHOLDERS REJECT IT. The Partnership reached this conclusion after considering a variety of factors, including, but not limited to, the following:

   * IMPROVEMENT OF OPERATIONS AT GRAND HYATT. The Grand Hyatt San Francisco (the "Hotel"), which secures the Partnership's second mortgage loan (the "Union Square Loan") to Union Square Hotel Partners, L.P. ("Union Square"), continues to report improved operating results. The Hotel's average occupancy and room rates are currently at record levels.

   * EXCLUSIVE NEGOTIATIONS FOR GRAND HYATT. Union Square, the owner of the Hotel, has engaged a nationally recognized real estate firm, Eastdil Realty Company, to facilitate a sale of the Hotel. Union Square has announced that it has entered into exclusive negotiations with one prospective purchaser and, although it did not disclose a specific price, it did disclose that, if a sale were consummated, based on such exclusive negotiations, the sale proceeds would be in excess of the amount necessary to repay the first mortgage encumbering the Hotel. Although there can be no assurance that any sale actually will be consummated or that any particular price can be obtained, the Partnership expects, based upon such information and subject to sale of the Hotel and negotiation with Union Square, to receive at least partial repayment of the Union Square Loan.

   * UNION SQUARE COMMITMENT. Union Square, the owner of the Hotel, has informed the Partnership that in the event the Hotel is sold on the terms currently being negotiated, Union Square will pay the Partnership at least $20,300,000 in respect of the Union Square Loan or an amount equal to at least $2.90 per Unit, which the Partnership estimates will result in an aggregate liquidation value in excess of $5 per Unit.

   * DISTRIBUTION BY THE PARTNERSHIP. If the Hotel is sold, the Partnership would distribute the net proceeds received in respect of the Union Square Loan to Unitholders within 30 days of receipt of such proceeds. To date Unitholders have received from the Partnership total cash distributions equal to $7.05 per original $10.00 Unit.

   * CAL KAN AFFILIATES FOUND GUILTY OF VIOLATING NASD RULES. In March 1990, a principal and an affiliate of the Bidders were found guilty of violating the rules of the National Association of Securities Dealers, Inc. ("NASD") regarding excessive compensation of broker-dealers. The determination was made in connection with the purchase and sale of certain partnership interests. The affiliate was censured and fined by the NASD for charging commissions to customers which were not fair.

   THE PARTNERSHIP STRONGLY RECOMMENDS THAT YOU REJECT THE $2.10 OFFERS.

   We will, of course, continue to keep you informed of significant events concerning the Partnership. In the event you have any questions concerning this letter, please contact the information center which has been set up by the Partnership to assist in our response to investors' inquiries, toll free at (800) 322-2885.

   Very truly yours,

   Kenneth L. Zakin
   President
   CG Realty Funding, Inc.
   General Partner